UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No. 5)*

                 Hershey Foods Corporation
                      (Name of Issuer)

     Class B Common Stock, one dollar ($1.00) par value
               (Title of Class of Securities)

                        427866 30 6
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement
/    /.  (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2-95)          Page 1 of 5 pages

CUSIP No. 427866 30 6               13G             Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Milton Hershey School and School Trust (Hershey Trust
     Company, Trustee in Trust for Milton Hershey School)
     FIN 23-1353340

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
                                   (a)  /   /
                                   (b)  /   /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                5 SOLE VOTING POWER
NUMBER OF          None
  SHARES
BENEFICIALLY    6 SHARED VOTING POWER
 OWNED BY             None
    EACH
REPORTING       7 SOLE DISPOSITIVE POWER
   PERSON             None
     WITH
                8  SHARED DISPOSITIVE POWER
                      30,306,006

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
     30,306,006

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
9
     99.5%

12 TYPE OF REPORTING PERSON*
     OO
            *SEE INSTRUCTION BEFORE FILLING OUT!

                                                     Page 3 of 5 Pages
Item 1(a) Name of Issuer:
          Hershey Foods Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          P.O. Box 810, Hershey, Pennsylvania  17033

Item 2(a) Name of Person Filing:
          Hershey Trust Company, Trustee in Trust for Milton
          Hershey School

Item 2(b) Address of Principal Business Office, or, if none,
          Residence:
          100 Mansion Road East, P.O. Box 445, Hershey,
          Pennsylvania 17033

Item 2(c) Citizenship:
          Pennsylvania Charitable Trust

Item 2(d) Title of Class Securities:
          Class B Common Stock, one dollar ($1.00) par value

Item 2(e) CUSIP Number:
          427866 30 6

Item 3.
          Not applicable. The original statement was filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:
          The following information is provided as of December
          31, 1997:
               (a) Amount Beneficially Owned:  30,306,006
               shares
               (b) Percent of Class:  99.5% (30,465,908
               outstanding)
               (c) Number of shares as to which such person has:
                    (i) sole power to vote or to direct the
                    vote: none
                    (ii) shared power to vote or to direct the vote: none
                    (iii) sole power to dispose or to direct the disposition of :
                    none
                                                       Page 4 of 5 Pages

                    (iv) shared power to dispose or to direct
                    the disposition of :
                    30,306,006

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.












                                                       Page 5 of 5 Pages

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 9, 1998        HERSHEY TRUST COMPANY,
                                  TRUSTEE IN TRUST FOR
                                  MILTON HERSHEY SCHOOL



                                  By  /s/ Robert C. Vowler
                                  Robert C. Vowler,
                                  President
                                  Hershey Trust Company,
                                  Trustee